[redacted]

06003291 MMISSION
...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. Packerland Dr., Suite E
(No. and Street)

De Pere, WI 54115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Schueler (920) 347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith J. Brunette, CPA (920) 592-0400
(Name – *if individual, state last, first, middle name*)

808 Bayland Court Green Bay, WI 54304
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 2 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 2 2006
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/11/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Schueler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Dianne M. Carion, Brown Cty, WI

Notary Public Com. Exp. 7/22/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCD FINANCIAL, INC.

De Pere, Wisconsin

FINANCIAL STATEMENTS

Including Accountants' Review Report

December 31, 2005

KCD Financial, Inc.

TABLE OF CONTENTS

Keith J. Brunette, CPA
808 Bay Land Court
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 592-9314

February 7, 2005

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

In planning and performing our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCD Financial, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures, and of the practices and procedures that can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exits. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2005. In addition, no facts came to our attention, which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at KCD Financial, Inc. to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Keith J. Brunette, CPA
808 Bay Land Court
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 592-9314

ACCOUNTANTS' AUDIT REPORT

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

We have audited the accompanying Balance Sheet of KCD Financial, Inc. as of December 31, 2005, and the related statements of Income, Retained Earnings, Changes in Stockholders' Equity, Cash Flows, and the computation of Net Capital. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited FOCUS Part IIA. Reconciliation between the audited computation and the unaudited information provided by the company on FOCUS Part IIA is part of this report.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures of systems of the company.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2005, and results of its operations and cash flows for the period then ended, in conformity with generally accepted accounting principles.

Sincerely,

Keith Brunette CPA

KCD Financial, Inc.
Statement of Financial Condition - IncomeTax Basis
December 31, 2005

ASSETS	2005	2004
CURRENT ASSETS		
Cash in Bank - Associated Bank	$65,951	$51,684
Petty Cash	48	48
Accounts Receivable - Concessions	105,889	33,736
Accounts Receivable - SWS	23,681	7,560
Misc. Rep. Renewals	10,915	12,623
TOTAL CURRENT ASSETS	$206,484	$105,652
FIXED ASSETS		
Vehicles	$15,000	$15,000
Equipment	22,360	19,826
Furniture and Fixtures	6,647	6,647
Leasehold Improvements	1,349	1,349
Accumulated Depreciation	(28,385)	(16,191)
TOTAL FIXED ASSETS	$16,971	$26,631
OTHER ASSETS		
(Cash segregated under federal and other regulations)		
Investment	$30,750	$30,089
Organizational Costs (net of amortization)	2,466	3,452
Loan to Shareholders	14,537	14,537
Branch Office Advance	4,160	7,390
TOTAL OTHER ASSETS	$51,913	$55,468
TOTAL ASSETS	**$275,368**	**$187,750**

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued Commissions Payable	86,846	30,700
Credit Card Payable	436	1,161
FICA Taxes Payable	5,181	5,016
State Withholding Payable	1,232	1,120
Federal Unemployment Payable	31	115
State Unemployment Payable	196	652
TOTAL CURRENT LIABILITIES	93,922	38,764

STOCKHOLDER'S EQUITY		
Common stock, .0001 Par Value - 50,000 shares registered with State	$105,150	$105,150
10,000 Board Authorized to be Issued		
8,433 shares actually issued		
Preferred stock $25 Par Value	$225,000	$225,000
10,000 Authorized		
9,000 Issued		
Retained Earnings	(148,704)	(181,164)
TOTAL EQUITY	$181,446	$148,986
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$275,368**	**$187,750**

KCD Financial, Inc.
Statement of Income and Retained Earnings - Income Tax Basis
December 31, 2005

	2005	2004
OPERATING REVENUES		
Concessions	$1,407,486	$450,785
Mac Fees	495,902	121,856
Other Operating Revenue	264,174	68,534
TOTAL REVENUE	$2,167,562	$641,175
OPERATING EXPENSES		
Commissions	1,696,774	442,312
Mac Rep Bonus	62,193	80,792
Shareholder Contract Fee	6,681	863
Cost of Labor	292,103	78,249
Operating Expenses	75,942	96,803
TOTAL OPERATING EXPENSES	2,133,693	699,019
OPERATING LOSS/INCOME	$33,869	($57,844)
PROVISION FOR INCOME TAXES	($1,409)	
NET LOSS/INCOME	$32,460	($57,844)
BEGINNING RETAINED EARNINGS	(181,164)	(123,320)
ENDING RETAINED EARNINGS	($148,704)	($181,164)

KCD Financial, Inc.
Statement of Cash Flow - Income Tax Basis
December 31, 2005

	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES		
Net Operating Loss/Income	$32,460	($57,844)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Amortization	986	941
Depreciation	12,194	12,104
Increase in Receivables	(83,335)	(38,114)
Increase in Payables	55,159	35,483
Net Cash Produced by Operating Activities	17,463	(47,430)
CASH FLOW FROM INVESTING ACTIVITIES:		
Sale of Stock		75,150
Purchase of Assets	(2,534)	(16,233)
Organization Costs		
Investment	(662)	(89)
Net Cash Produced by Investment Activities	(3,196)	58,828
Net Increase in Cash	14,267	11,398
CASH AT BEGINNING OF YEAR	51,732	40,334
CASH AT END OF YEAR	$65,999	$51,732

KCD Financial, Inc.
Statement of Changes in Stockholder Equity
December 31, 2005

	Capital	Retained Earnings
Beginning Balance	330,150	(181,164)
Contributed Capital	0	
Net Income/(Loss)		32,460
Ending Balance	$330,150	($148,704)

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Notes to Financial Statements
December 31, 2005

Summary of Significant Accounting Principles

This summary of significant accounting policies of KCD Financial, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

The company operates a brokerage services firm located in De Pere, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, and insurance policies at the request of its clients.

Basis of Accounting

The company uses tax depreciation for reporting purposes rather than method/lives required by generally accepted accounting principles.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purpose. For income tax purposes expensing elections and accelerated methods over their class life is used.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash Segregated Under Federal and Other Regulations

As required by the SEC/NASD, the Company has segregated cash of $25,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Lease Agreement

The Company entered into a lease agreement for office space for its De Pere location with Business Development Corp., commencing September 1, 2004 for a term of 3 years ending September 1, 2006, at an annual rate of $24,338 per year with 3% annual increases. The company is also responsible for all utilities. The company has an option to renew the lease for 36 months at the end of the lease term. The remaining obligation under the lease as of December 31, 2004 is $42,324.

Legal Issues
As of December 31, 2005 the company does not have any outstanding legal issues or obligations.

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

	2005	2004
NET CAPITAL		
Total Stockholders' Equity	$181,446	$148,986
Deduct Stockholders' Equity Not allowed for Net Capital	0	0
Total Stockholders' Equity Qualified for net Capital	181,446	148,986
Deductions and/or Charges:		
Nonallowable Assets:		
Petty Cash	48	48
Company Fixed Assets	16,971	26,631
Aged Receivables - over 30 days	4,904	928
Receivables From Non-Customers	29,612	34,550
Other Assets	2,466	3,452
	54,001	65,609
NET CAPITAL	$127,445	$83,377
AGGREGATE INDEBTEDNESS:		
(Items included on Balance Sheet)		
Accounts Payable	87,282	31,861
Accrued Employer Taxes	6,641	6,903
TOTAL AGGREGATE INDEBTEDNESS	$93,923	$38,764
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Requirement:		
(based on aggregate indebtedness)	6,265	2,584
Minimum Dollar Requirement	25,000	25,000
Excess Net Capital	$102,445	$58,377
Excess net Capital at 1000%	$118,053	$79,500
Ratio: Aggregate Indebtedness to Net Capital	74%	46%

KCD Financial, Inc.
Reconciliation of Net Capital - Part IIA
December 31, 2005

FOCUS REPORT ITEM	UNAUDITED FOCUS REPORT 12/31/05	AUDIT REPORT 12/31/05	DIFFERENCE	EXPLANATION REFERENCE
ASSETS				
1. Cash	$96,702	$96,750	($48)	1
10. Property, Furniture and Equipment	19,437	16,971	$2,466	2
11. Other Assets	48	2,466	($2,418)	3
23.D Retained Earnings	(148,704)	(148,704)	$0	
and Owner Equity	181,446	181,446	$0	

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Reconciliation of Net Capital – Part IIA
December 31, 2005

EXPLANATIONS:

1. Petty Cash of $48 is reclassified from Other Asset to Cash.
2. Organizational Cost of $2,466 was reclassified to Other Asset.
3. Organizational Cost of $2,466 was reclassified to Other Asset, and Petty Cash of $48 was classified as Cash.

KCD Financial, Inc.
OPERATING EXPENSES - COST OF LABOR
December 31, 2005

	2005	2004
OPERATING EXPENSES		
COST OF LABOR		
Salaries	219,720	33,164
Hourly Wages	38,897	28,033
FICA Tax Expense	18,421	5,071
Federal Unemployment Tax	336	224
State Unemployment Tax	2,003	1,175
Staff Training	1,760	280
Workers Comp	340	317
Life Insurance	10,627	6,012
Health/Dental Insurance	0	3,973
TOTAL COST OF LABOR	$292,104	$78,249

KCD Financial, Inc.
OPERATING EXPENSES - GENERAL
December 31, 2005

	2005	2004
OPERATING EXPENSES		
NASD Reg. Fees	(909)	4,908
Licenses and Permits	88	160
E & O Insurance	(24,572)	9,315
Liability Insurance	478	490
Telephone	6,094	5,397
Postage and Delivery	5,330	3,632
Printing and Reproduction	115	-145
Equipment Repairs	(450)	437
Computer Repairs	1,079	377
Building Repairs		
Equipment Rental	309	6,515
Rent	25,280	24,338
Gas and Electric	5,668	2,699
Property Taxes	675	
Depreciation Expense	12,194	12,104
Amortization Expense	986	941
Miscellaneous	12,166	310
Advertising	1,361	872
Meals and Entertainment	274	220
Travel	7,183	2,647
Meetings	1,261	536
Office Supplies	5,908	3,348
Legal Fees	11,987	13,533
Accounting Fees	2,179	1,450
Dues and Subscriptions	1,255	2,726
Bank Service Charges	0	-7
TOTAL COST OF OPERATING EXPENSES	$75,939	$96,803